

April 5, 2012

Via E-mail
Mr. David G. Burke
Chief Financial Officer and Treasurer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, Michigan 48034

> **Re:** **Diversified Restaurant Holdings, Inc.**
> **Form 10-Q for the quarterly period ended September 25, 2011**
> **Filed November 9, 2011**
> **File No. 0-53577**

Dear Mr. Burke:

We have limited our review of your filing to the issue we addressed in our comment. In our comment, we asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 25, 2011

Note 2. Staff Accounting Bulletin No. 108, page 7

1. You disclose that, in the three months ended March 27, 2011, you identified two errors in your 2010 accounting. Your disclosure also details the adjustments made to your 2010 financial statements to correct the errors. In light of the materiality of these corrections, it is unclear why you reflected the revisions to prior periods prospectively in your 2011 Forms 10-Q and did not label the corrected financial statements as "restated." Please properly restate your financial statements by amending your 2010 Form 10-K and file an Item 4.02 Form 8-K to notify investors of the non-reliance on previously issued financial statements, or advise.

David G. Burke
Diversified Restaurant Holdings, Inc.
April 5, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant